January 4, 2008

Mr. Tim Buchmiller
Senior Attorney
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: MetLife, Inc.
Definitive Proxy Statement
Filed March 26, 2007
File No. 001-15787

Dear Mr. Buchmiller:

On behalf of MetLife, Inc., I request an extension of time until Monday, January 14, 2008 to respond to your letter, dated December 21, 2007, in connection with the above-referenced matter. Please contact me at 212-578-2600 with any questions you might have on this request and/or to inform me of your determination regarding such request. I would appreciate the opportunity to discuss the Staff’s comments with you before we respond. For your convenience, we are transmitting a copy of this letter to you via e-mail, in addition to filing it on EDGAR.

Sincerely,

Richard S. Collins